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SEC 18000990

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 27 2018 Washington D.C.

SEC FILE NUMBER
8- 67510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Main Street Extension, Suite LL01
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ranjit Survanshi 617.245.1674
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Paul J. Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Lynn A Buskey

Notary Public

LYNN A. BUSKEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires On
February 03, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

Wolf & Company, P.C.

Boston, Massachusetts
February 12, 2018

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 790,580
Accounts receivable, net	37,696
Prepaid expenses	152,310
Property and equipment, net	28,620
Total assets	$ 1,009,206
Liabilities and Shareholder's Equity	
Accounts payable	$ 7,588
Accrued retirement plan contribution	60,000
Accrued compensation	18,684
Unearned revenue	111,904
Other liabilities	19,382
Total liabilities	217,558
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in-capital	13,492
Retained earnings	777,356
Total shareholder's equity	791,648
Total liabilities and shareholder's equity	$ 1,009,206

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Income

Year Ended December 31, 2017

Revenue:	
Success fees	$ 6,891,074
Consulting services	1,174,551
Reimbursed expenses	76,106
Total revenue	8,141,731
Expenses:	
Shareholder's compensation	3,110,940
Salaries, bonuses and commissions	2,829,990
Professional and consulting fees	867,726
Payroll taxes	190,487
Reimbursable travel and other direct expenses	60,320
Insurance	95,390
Rent and other office costs	145,615
Employee benefits	63,906
Travel and entertainment	124,842
Provision for bad debts	75,338
Retirement plan contribution	134,419
Marketing	98,770
Computer-related expenses	77,693
Research subscriptions	75,214
Depreciation	16,452
Telephone	3,264
Other expenses	39,174
Total expenses	8,009,540
Other income (expense):	
Net realized loss on investments	(57,904)
Interest and dividend income	2,110
Gain on sale of property and equipment	1,787
Total other income (expense)	(54,007)
Net income	$ 78,184

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2016	$ 800	$ 13,492	$ 792,981	$ 807,273
Net income	-	-	78,184	78,184
Shareholder distributions	-	-	(93,809)	(93,809)
Balance at December 31, 2017	$ 800	$ 13,492	$ 777,356	$ 791,648

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 78,184
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized loss on investments	57,904
Depreciation	16,452
Provision for bad debts	75,338
Gain on sale of property and equipment	(1,787)
Changes in operating assets and liabilities:	
Accounts receivable	(20,066)
Prepaid expenses	(40,571)
Accounts payable	6,802
Accrued compensation	(5,816)
Unearned revenue	85,203
Other liabilities	(6,897)
Net cash provided by operating activities	244,746
Cash flows from investing activities:	
Purchases of property and equipment	(11,223)
Proceeds from sale of property and equipment	5,351
Net cash used by investing activities	(5,872)
Cash flows from financing activities:	
Shareholder distributions	(93,809)
Net cash used by financing activities	(93,809)
Net increase in cash and cash equivalents	145,065
Cash and cash equivalents at beginning of year	645,515
Cash and cash equivalents at end of year	$ 790,580

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") were approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 85% of total revenue for the year ended December 31, 2017. Revenue from a single customer represents approximately 14% of total revenue for the year ended December 31, 2017.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisition transactions as earned, which is generally at the closing of the underlying transaction. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses when such expenses have been incurred and invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $44,016 for doubtful accounts at December 31, 2017.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Investments

Investments consisted of non-marketable securities which are valued using the income, market or cost approach or some combination of the three approaches. Changes in the fair value of these investments are reported in the statement of income. See Note 3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2017.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2017.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2013.

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. INVESTMENTS

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

At December 31, 2016, the Company had outstanding warrants to purchase common stock of a public company. During 2017, the warrants expired and were not exercised by the Company.

The following table presents information about Level 3 investments measured at fair value.

Balance as of December 31, 2016	$ 57,904
Net realized loss	(57,904)
Balance as of December 31, 2017	$ -

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

Bowen Advisors, Inc.

Notes to Financial Statements (Continued)

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2017:

Furniture and fixtures	$ 44,590
Office equipment	83,021
Less accumulated depreciation	(98,991)
	$ 28,620

5. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $134,419 for the year ended December 31, 2017.

6. COMMITMENTS

The Company entered into an operating lease for office space located in Plymouth, Massachusetts in March 2017. The Plymouth operating lease is a non-cancelable operating lease which expires February 2020. The Company has the option to extend the lease for an additional three years subject to an adjustment of base rent to the then fair value, as defined. In March 2017, the Company entered into an operating lease in Boston, Massachusetts. The operating lease is on a month-to-month basis and requires monthly payments of $6,985. In September 2016, the Company entered into an operating lease in San Diego, California. The operating lease is on a month-to-month basis and requires monthly payments of $1,500. Rent expense under these lease agreements totaled $112,252 for the year ended December 31, 2017.

Future minimum non-cancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2018	17,310
2019	17,768
2020	2,974
	$ 38,052

7. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $568,240 which is $553,736 in excess of its required net capital of $14,504. At December 31, 2017, the Company's ratio of aggregate indebtedness to capital was 0.38 to 1.

Bowen Advisors, Inc.

Supplementary Information:
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:	
Total shareholder's equity from statement of financial condition	$ 791,648
Less: non-allowable assets:	
Accounts receivable	37,696
Prepaid expenses	152,310
Property and equipment, net	28,620
Total non-allowable assets	218,626
Less: hair cuts on money market	(4,782)
Net capital	$ 568,240
Computation of basic net capital requirement:	
Net capital requirement of reporting broker-dealer	$ 14,504
Excess net capital	$ 553,736
Aggregate indebtedness	$ 217,558
Percentage of aggregate indebtedness to net capital	38%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2017.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Bowen Advisors, Inc. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 12, 2018

Bowen Advisors

EXEMPTION REPORT

Bowen Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowen Advisors, Inc.

I, Paul Bowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 16 , 2018

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder of
Bowen Advisors, Inc.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017 solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS REPORT) for the year ended December 31, 2017 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments are reported in Form SIPC-7.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No differences noted.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No overpayment has been applied.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 12, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1241********************MIXED AADC 220
67510 FINRA DEC
BOWEN ADVISORS INC
34 MAIN STREET EXT STE LL01
PLYMOUTH, MA 02360-8304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ranjit Sinanshi 617.246.1606

2. A. General Assessment (item 2e from page 2) $ 12,102

B. Less payment made with SIPC-6 filed (exclude interest) (9,779)

7/25/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2323

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,323

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,323

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bowen Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16th day of February 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/17
and ending 12/31/17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,085,937
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	57,964
Total additions	57,964
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar client travel reimbursement (Deductions in excess of $100,000 require documentation)	(76,166)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(76,166)
2d. SIPC Net Operating Revenues	$ 8,067,735
2e. General Assessment @ .0015	$ 12,102 (to page 1, line 2.A.)